

November 18, 2010

Mr. Cornelis F. Wit
Chief Executive Officer
OmniComm Systems, Inc.
2101 W. Commercial Blvd. Suite 3500
Ft. Lauderdale, FL 33309

> **Re:** **OmniComm Systems, Inc.**
> **Form 10-K/A Am. 1 for the Fiscal Year Ended December 31, 2009**
> **Filed October 5, 2010**
> **Form 10-Q/A Am.1 for Quarter Ended June 30, 2010**
> **Filed October 27, 2010**
> **File No. 000-25203**

Dear Mr. Wit:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A Am. 1 December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 37

1. In future filings, please provide a more robust disclosure to analyze the underlying reasons behind the changes of your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information as seen on the face of your cash flow statement. Refer to Section IV of our Release 33-8350.

Item 9A(T). Controls and Procedures, page 43

Management's Report on Internal Control, page 43

2. We note management identified a material weakness in your internal control over financial reporting; however your disclosure does not conclude on the effectiveness of internal control over financial. You state "[i]nitially management concluded that internal control over financial reporting was effective." Please explain whether management ultimately determined internal controls over financial reporting were not effective and if so, amend your disclosure to include only the final conclusion regarding effectiveness of internal controls over financial reporting. If management concluded internal controls remained effective subsequent to the identification of the material weakness please explain, in detail, how they arrived at their conclusion despite the material weakness.

Financial Statements and Notes, page F-1

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition Policy, page F-11

3. In light of your different revenue streams such as set up fees, professional services etc., please tell us and revise to provide a more comprehensive revenue recognition policy with respect to each revenue stream. Also, tell us and disclose your accounting policy in recognizing the related costs of revenues.

Note 7. eResearch Technology, Inc. Asset Acquisition, page F-16

Note 8. Logos Technologies, LTD. Asset Acquisition, page F-19

4. We note you accounted for the acquisitions of eResearch and Logos as asset acquisitions rather than business acquisitions by citing the application of the guidance of EITF 98-3 and the notion of self sustaining including whether inputs, processes and outputs existed within the acquired assets. Please note ASC 805 nullified EITF 98-3 and that the notion of self-sustaining is no longer applicable in your evaluation of whether the transactions are assets acquisitions or business combinations. Please provide us a detailed analysis in explaining how you determined the transactions did not constitute business acquisitions. Reference is made to FASB ASC 805-10 and Article 11-01 (d) of Regulation S-X. We may have further comment.

5. We note your disclosure that you acquired apparent additional assets and liabilities such as contracts, employment rights, non-compete agreements, deferred revenues and certain liabilities etc. as part of your eResearch and Logos acquisitions. In this regard, tell us and disclose where you have reflected these items in your purchase allocations on pages F-18 and F-20. If not, please explain to us why. We may have further comment.

6. With regards to the acquisition of eResearch we note your disclosure of the consideration as being $1,726,000. Please explain how this amount is reflected in the tabular presentation of the purchase price allocation on page F-18. We note the purchase price allocation of $2,948,378 rather than $1,726,000. Reconcile for us the total consideration amount to the allocation. Reference made to FASB ASC 805-50-30-1.

7. With regards to the Logos acquisition, we note the allocation of the consideration given to the assets acquired did not include the transaction costs of $23,441. Please explain. Reference is made to FASB ASC 805-50-30-2.

8. Please explain to us the nature of the employment rights obtained in the eResearch and Logos acquisitions and your consideration as to whether or not they represent intangible assets.

Note 11. Convertible Debt, page F-22

9. Please explain the difference in the valuation of 4,540,000 warrants in the August 2008 Transaction at $1,153,160 versus 10,150,000 warrants valued four months later at $852,600 in the December 2008 Transaction.

Note 21. Restatement of Previously Issued Financial Statements, page F-51

10. In future filings please label the face of the affected financial statements as restated.

11. We note you restated deferred revenues from $4,582,369 to $2,048,305 as of December 31, 2009. Explain to us why you did not restate revenues for the year ended December 31, 2009 as a result of the restatement of deferred revenues

Form 10Q/A Am. 1 June 30, 2010

Item 4T. Controls and Procedures, page 49

Evaluation of Controls and Procedures, page 49

12. We note your disclosure that "[b]ecause of this error, our principal executive officer and our principal financial officer have subsequently concluded that our disclosure controls and procedures were not effective at December 31, 2009…" Please clarify if true that your intent was to refer to the period ended June 30, 2010 instead of the year ended December 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,
/s/ Andrew Mew
Accounting Branch Chief